UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

CTI BioPharma Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

12648L601

(CUSIP Number)

JAMES KRATKY

BVF PARTNERS L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94191

(415) 525-8890

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12648L601

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,795,120 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,795,120 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,795,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 3,754,000 shares of Common Stock underlying 5,631 shares of Series O Preferred Stock convertible within 60 days hereof, subject to the Beneficial Ownership Limitation (as defined below). Excludes 15,940,000 shares of Common Stock underlying 1,594 shares of Series X Preferred Stock, which may not be converted due to the Series X Beneficial Ownership Limitation (as defined below).

2

CUSIP No. 12648L601

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,795,120 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,795,120 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,795,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 3,754,000 shares of Common Stock underlying 5,631 shares of Series O Preferred Stock convertible within 60 days hereof, subject to the Beneficial Ownership Limitation (as defined below). Excludes 15,940,000 shares of Common Stock underlying 1,594 shares of Series X Preferred Stock, which may not be converted due to the Series X Beneficial Ownership Limitation (as defined below).

3

CUSIP No. 12648L601

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,179,280 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,179,280 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,179,280 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 2,070,000 shares of Common Stock underlying 3,105 shares of Series O Preferred Stock convertible within 60 days hereof. Excludes 356,667 shares of Common Stock underlying 535 shares of Series O Preferred Stock, which may not be converted due to the Beneficial Ownership Limitation (as defined below). Excludes 12,500,000 shares of Common Stock underlying 1,250 shares of Series X Preferred Stock, which may not be converted due to the Series X Beneficial Ownership Limitation (as defined below).

4

CUSIP No. 12648L601

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,179,280 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,179,280 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,179,280 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 2,070,000 shares of Common Stock underlying 3,105 shares of Series O Preferred Stock convertible within 60 days hereof. Excludes 356,667 shares of Common Stock underlying 535 shares of Series O Preferred Stock, which may not be converted due to the Beneficial Ownership Limitation (as defined below). Excludes 12,500,000 shares of Common Stock underlying 1,250 shares of Series X Preferred Stock, which may not be converted due to the Series X Beneficial Ownership Limitation (as defined below).

5

CUSIP No. 12648L601

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		483,708 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

483,708 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

483,708 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Excludes 682,666 shares of Common Stock underlying 1,024 shares of Series O Preferred Stock, which may not be converted due to the Beneficial Ownership Limitation (as defined below). Excludes 1,910,000 shares of Common Stock underlying 191 shares of Series X Preferred Stock, which may not be converted due to the Series X Beneficial Ownership Limitation (as defined below).

6

CUSIP No. 12648L601

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		483,708 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

483,708 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

483,708 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Excludes 682,666 shares of Common Stock underlying 1,024 shares of Series O Preferred Stock, which may not be converted due to the Beneficial Ownership Limitation (as defined below). Excludes 1,910,000 shares of Common Stock underlying 191 shares of Series X Preferred Stock, which may not be converted due to the Series X Beneficial Ownership Limitation (as defined below).

7

CUSIP No. 12648L601

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,974,400 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,974,400 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,974,400 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 5,824,000 shares of Common Stock underlying 8,736 shares of Series O Preferred Stock convertible within 60 days hereof. Excludes 356,667 shares of Common Stock underlying 535 shares of Series O Preferred Stock, which may not be converted due to the Beneficial Ownership Limitation (as defined below). Excludes 28,440,000 shares of Common Stock underlying 2,844 shares of Series X Preferred Stock, which may not be converted due to the Series X Beneficial Ownership Limitation (as defined below).

8

CUSIP No. 12648L601

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,753,690 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,753,690 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,753,690 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99% (1)
14	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 5,824,000 shares of Common Stock underlying 8,736 shares of Series O Preferred Stock convertible within 60 days hereof. Excludes 2,559,333 of Common Stock underlying 3,839 shares of Series O Preferred Stock, which may not be converted due to the Beneficial Ownership Limitation (as defined below). Excludes 30,470,000 shares of Common Stock underlying 3,047 shares of Series X Preferred Stock, which may not be converted due to the Series X Beneficial Ownership Limitation (as defined below).

9

CUSIP No. 12648L601

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,753,690 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,753,690 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,753,690 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Includes 5,824,000 shares of Common Stock underlying 8,736 shares of Series O Preferred Stock convertible within 60 days hereof. Excludes 2,559,333 of Common Stock underlying 3,839 shares of Series O Preferred Stock, which may not be converted due to the Beneficial Ownership Limitation (as defined below). Excludes 30,470,000 shares of Common Stock underlying 3,047 shares of Series X Preferred Stock, which may not be converted due to the Series X Beneficial Ownership Limitation (as defined below).

10

CUSIP No. 12648L601

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,753,690 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,753,690 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,753,690 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 5,824,000 shares of Common Stock underlying 8,736 shares of Series O Preferred Stock convertible within 60 days hereof. Excludes 2,559,333 of Common Stock underlying 3,839 shares of Series O Preferred Stock, which may not be converted due to the Beneficial Ownership Limitation (as defined below). Excludes 30,470,000 shares of Common Stock underlying 3,047 shares of Series X Preferred Stock, which may not be converted due to the Series X Beneficial Ownership Limitation (as defined below).

11

CUSIP No. 12648L601

1	NAME OF REPORTING PERSON

MATTHEW D. PERRY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		153,139 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

153,139 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,139 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 110,000 shares of Common Stock issuable on the exercise of certain options that are currently exercisable.

12

CUSIP No. 12648L601

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock purchased by each of BVF, BVF2, Trading Fund OS, and held in the Partners Managed Accounts, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 3,041,120 shares of Common Stock beneficially owned by BVF is approximately $9,123,360, including brokerage commissions. The aggregate purchase price of the 5,631 shares of Series O Preferred Stock beneficially owned by BVF is approximately $26,454,944, including brokerage commissions. The aggregate purchase price of the 1,594 shares of Series X Preferred Stock beneficially owned by BVF is approximately $15,940,000, including brokerage commissions. The aggregate purchase price of the 2,109,280 shares of Common Stock beneficially owned by BVF2 is approximately $6,327,840, including brokerage commissions. The aggregate purchase price of the 3,640 shares of Series O Preferred Stock beneficially owned by BVF2 is approximately $15,902,452, including brokerage commissions. The aggregate purchase price of the 1,250 shares of Series X Preferred Stock beneficially owned by BVF2 is approximately $12,500,000, including brokerage commissions. The aggregate purchase price of the 483,708 shares of Common Stock beneficially owned by Trading Fund OS is approximately $1,451,124, including brokerage commissions. The aggregate purchase price of the 1,024 shares of Series O Preferred Stock beneficially owned by Trading Fund OS is approximately $4,938,274, including brokerage commissions. The aggregate purchase price of the 191 shares of Series X Preferred Stock beneficially owned by Trading Fund OS is approximately $1,910,000, including brokerage commissions. The aggregate purchase price of the 1,295,582 shares of Common Stock beneficially owned by the Partners Managed Accounts is approximately $8,657,608, including brokerage commissions. The aggregate purchase price of the 2,280 shares of Series O Preferred Stock beneficially owned by the Partners Managed Accounts is approximately $14,863,320, including brokerage commissions. The aggregate purchase price of the 12 shares of Series X Preferred Stock beneficially owned by the Partners Managed Accounts is approximately $120,000, including brokerage commissions.

The 153,139 shares of Common Stock beneficially owned by Mr. Perry were granted to Mr. Perry by the Issuer in his capacity as a director of the Issuer.

13

CUSIP No. 12648L601

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 2, 2020, the Issuer completed a rights offering pursuant to which, for each share of Common Stock (including shares of Common Stock issuable upon conversion of the of Series O Preferred) held as of February 13, 2020, a holder would receive 0.90412 rights to purchase shares of Common Stock at a subscription price of $1.00 per share. Alternatively, any participant in the Issuer’s rights offering that, following exercise of such participant’s subscription right would be or become a holder of greater than 9.9% of the outstanding number of shares of the Common Stock following the offering could elect to instead purchase Series X Preferred Stock at a purchase price of $10,000 per share (ratably adjusted for fractional shares), and any such holder so electing would have a right to purchase 1/10,000th of a share of Series X Preferred for each share of common stock it had a right to purchase pursuant to its subscription rights. Each share of Series X Preferred Stock can be converted into 10,000 shares of Common Stock at the election of the holder, subject to beneficial ownership conversion limits. BVF, BVF2 and Trading Fund OS exercised their respective subscription privileges in the subscription rights offering. Pursuant to the subscription rights offering, BVF, BVF2 and Trading Fund OS purchased 613 shares of Series X Preferred Stock, 409 shares of Series X Preferred Stock and 104 shares of Series X Preferred Stock, respectively, for $10,000 per share. Pursuant to the terms of the Investment Agreement (as defined and described in Amendment No. 5), the Reporting Persons agreed to purchase certain Common Stock and/or Series X Preferred Stock offered but not purchased pursuant to the exercise of rights in the Issuer’s rights offering, if any (the “Backstop Commitment”). Accordingly, in connection with the Backstop Commitment, on March 4, 2020, BVF, BVF2, Trading Fund OS and the Partners Managed Accounts purchased 981 shares of Series X Preferred Stock, 841 shares of Series X Preferred Stock, 87 shares of Series X Preferred Stock and 12 shares of Series X Preferred Stock, respectively, for $10,000 per share.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based on a denominator that is the sum of: (i) 57,978,725 shares of Common Stock outstanding, as of February 13, 2020, as disclosed in the Issuer’s Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on February 14, 2020, and (ii) certain or all of the 5,824,000 shares of Common Stock that would be issued upon the conversion of certain shares of Series O Preferred Stock.

As of the date hereof, the Reporting Persons hold 12,575 shares of Series O Preferred Stock, convertible into an aggregate of 8,383,333 shares of Common Stock. The conversion ratio is 667 shares of Common Stock for 1 share of Series O Preferred Stock. The Series O Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 19.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). The Reporting Persons, in the aggregate, will reach the Beneficial Ownership Limitation, upon the conversion of 8,736 shares of Series O Preferred Stock representing 5,824,000 shares of Common Stock. As such, 3,839 shares of Series O Preferred Stock representing 2,559,333 shares of Common Stock are blocked from being converted pursuant to the Beneficial Ownership Limitation.

14

CUSIP No. 12648L601

As of the date hereof, the Reporting Persons hold 3,047 shares of Series X Preferred Stock, convertible into an aggregate of 30,470,000 shares of Common Stock. Each share of Series X Preferred Stock is convertible into 10,000 shares of Common Stock at the election of the holder; provided, however, the Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion (the “Series X Beneficial Ownership Limitation”). The Series X Beneficial Ownership Limitation limits the conversion of the Series X Preferred Stock to zero out of 3,047 shares of Series X Preferred Stock.

As of the date hereof, (i) BVF beneficially owned 6,795,120 shares of Common Stock, including approximately 3,754,000 shares of Common Stock issuable upon the conversion of 5,631 shares of Series O Preferred Stock and excluding 15,940,000 shares of Common Stock underlying 1,594 shares of Series X Preferred Stock, representing percentage ownership of approximately 11.0% of the shares of Common Stock outstanding, (ii) BVF2 beneficially owned 4,179,280 shares of Common Stock, including approximately 2,070,000 shares of Common Stock issuable upon the conversion of 3,105 shares of Series O Preferred Stock and excluding (x) approximately 356,667 shares of Common Stock issuable upon the conversion of 535 shares of Series O Preferred Stock and (y) 12,500,000 shares of Common Stock underlying 1,250 shares of Series X Preferred Stock, representing percentage ownership of approximately 7.0% of the shares of Common Stock outstanding, (iii) Trading Fund OS beneficially owned 483,708 shares of Common Stock, excluding (x) approximately 682,666 shares of Common Stock issuable upon the conversion of 1,024 shares of Series O Preferred Stock and (y) 1,910,000 shares of Common Stock underlying 191 shares of Series X Preferred Stock, representing percentage ownership of less than 1% of the shares of Common Stock outstanding and (iv) 1,295,582 shares of Common Stock were held in the Partners Managed Accounts, excluding (x) approximately 1,520,000 shares of Common Stock issuable upon the conversion of 2,280 shares Series O Preferred Stock and (y) 120,000 shares of Common Stock underlying 12 shares of Series X Preferred Stock, representing percentage ownership of approximately 2.2% of the shares of Common Stock outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 6,795,120 shares of Common Stock beneficially owned by BVF, representing percentage ownership of approximately 11.0% of the shares of Common Stock outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 4,179,280 shares of Common Stock beneficially owned by BVF2, representing percentage ownership of approximately 7.0% of the shares of Common Stock outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 483,708 shares of Common Stock beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the shares of Common Stock outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 10,974,400 shares of Common Stock beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 17.2% of the shares of Common Stock outstanding.

15

CUSIP No. 12648L601

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts and the sole member of Partners OS, may be deemed to beneficially own the 12,753,690 Shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Accounts, representing percentage ownership of approximately 19.99% of the shares of Common Stock outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 12,753,690 Shares beneficially owned by Partners, representing percentage ownership of approximately 19.99% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 12,753,690 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 19.99% of the shares of Common Stock outstanding.

As of the date hereof, Mr. Perry directly owns 153,139 shares of Common Stock, including 110,000 shares of Common Stock issuable on the exercise of certain options that are currently exercisable, representing percentage ownership of less than 1% of the shares of Common Stock outstanding.

(b)       Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the shares of Common Stock each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the shares of Common Stock beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the shares of Common Stock beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the shares of Common Stock each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the shares of Common Stock beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 12,753,690 shares of Common Stock they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS, BVF GPH and the Partners Managed Accounts.

(c)       On March 2, 2020, each of BVF, BVF2 and Trading Fund OS purchased 613 shares of Series X Preferred Stock, 409 shares of Series X Preferred Stock and 104 shares of Series X Preferred Stock, respectively, for $10,000 per share of Series X Preferred Stock following the exercise of its subscription privilege in connection with the Issuer’s subscription rights offering. On March 4, 2020, each of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts purchased 981 shares of Series X Preferred Stock, 841 shares of Series X Preferred Stock, 87 shares of Series X Preferred Stock and 12 shares of Series X Preferred Stock, respectively, for $10,000 per share in connection with the Backstop Commitment.

16

CUSIP No. 12648L601

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2020

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	/s/ Matthew D. Perry
	Mark N. Lampert	MATTHEW D. PERRY
President

17